Exhibit 15.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors of Spark Networks SE:
We consent to the incorporation by reference in the registration statements (No. 333-224719 and 333-222277) on Form S-8 of Spark Networks SE of our report dated April 26, 2019, with respect to the consolidated balance sheets of Spark Networks SE as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive loss/income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes, which report appears in the December 31, 2018 annual report on Form 20-F of Spark Networks SE.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft
Hamburg, Germany
April 29, 2019